Mail Stop 0407

      							April 28, 2005

Via U.S. Mail and Fax (602-716-0200)
Mr. Charles B. Mathews
Chief Financial Officer
Quepasa Corporation
410 N. 44ths Street, Suite 450
Phoenix, AZ  85008

	RE:	Quepasa Corporation
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-25565

Dear Mr. Mathews:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended December 31, 2004


Note 1 - Description of Business and Summary of Significant
Accounting Policies

Stock-Based Compensation, page F-11

1. We note that total stock-based compensation expenses determined under fair value accounting, net of tax effects decreased 90.7% from
$2,657,598 to $248,333 for the year ended December 31, 2003 to 2004, respectively.  Please explain the reason for the large decrease.

2. In addition, on page F-17 you state that you had stock-based compensation expense of $124,134 and $871,307 for the years ended December 31, 2004 and 2003, respectively. However your pro forma presentation on page F-11 does not show this stock-based employee compensation as per paragraph 45(c)(2) of SFAS 123. Please advise.

Note 6 - Commitments and Contingencies

Private Placement - Preferred Stock, page F-16

3. We note that pursuant to your Private Placement Memorandum, the preferred shareholders may convert their shares into common stock at anytime and that the conversion price is $1.23. Tell us how you considered EITF 98-5 and 00-27 regarding beneficial conversion feature for your convertible preferred stock. Provide a detailed analysis showing your calculation.

Part II, Item 8A. Controls and Procedures, page 18

4. Since your Form 10-KSB was filed after August 14, 2003, your certifying officers must evaluate your disclosure controls and procedures as of the end of the period covered by the report, rather than as of a date "within the 90 days prior to the filing of this report." Please tell us in your response letter whether your certifying officers concluded your disclosure controls and procedures were effective as of the end of the period covered by your Form 10-
KSB.

      Also, please include such conclusions in future filings, where required.
5. It is not clear whether, in making their conclusions, your certifying officers considered all information described in the definition of disclosure controls and procedures in Exchange Act Rule
13a-15(e). Please tell us in your response letter whether your certifying officers concluded, as of the end of the period covered by the report, that your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. Also tell us whether your certifying officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Alternatively, you may simply tell us, if true, that your certifying officers concluded that, as of the end of the period covered by the report, your disclosure controls and procedures were effective.

      Please also do so in future filings, where required.

6. Item 308(c) of Regulation S-B requires you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us in your response letter that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Please also do so in future filings, where required.

7. We note your statements that, in connection with your 2004 audit, your auditors "communicated to the Registrant matters it considered to be material weaknesses in the Registrant`s internal controls relating to the adequacy of staffing of its accounting and finance department" and that you have been "addressing this concern and [are] in the process of further enhancing [your] staff and its processes."
Tell us in your response letter the bases for your certifying officers` conclusions about the effectiveness of your disclosure controls and procedures in light of the material weaknesses.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384
if you have questions regarding the financial statements and related matters and comments 1 through 3. If you have questions regarding comments 4 through 7 please contact Cheryl Grant at (202) 551-3359.
Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director


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Mr. Charles B. Mathews
Quepasa Corporation
April 28, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE